

Dave Rich · 3rd in

CEO and Managing Partner, DBR and Associates

Fort Worth, Texas, United States · 500+ connections ·

Contact info

INCONTEXT SOLUTI INC.

US Naval Academy

Experience

Executive Chairman/CEO (Acting)

INCONTEXT SOLUTIONS, INC.

Jul 2017 – Present · 3 yrs 6 mos

Chicago, Illinois

InContext Solutions is the global leader in enterprise class virtual reality (VR) solutions for retail/consumer packaged goods companies, dedicated to providing decision-critical insights powered by 3D virtual shopping simulations. In doing so, enhancing the Shopper's experience. As such, progressing brands and their retail partners along the v-commerce journey. Locations include Chicago, New Jersey, Minneapolis, Milwaukee and London.

Executive Chairman/CEO (acting)

DemandBridge, LLC

Jan 2017 – Present · 4 yrs

Baltimore, Maryland

DemandBridge, with it's recent acquisition of eQuantum, is the premier provider of Marketing Automation/ERP software for 600 independent Service Providers in the Print Distribution, Promotional Products, Marketing Services and Digital Agency space. As such, they along with thousands of Brands and Marketing departments that they serve, have named users …see mor

CEO & Managing Partner
DBR and Associates
Nov 2015 – Present · 5 yrs 2 mos
Fort Worth, Texas

DBR and Associates is a Consulting/Corporate Development Firm specializing in advising Companies in the Enterprise IT Software & Services Industry. Offerings include: Growth/Exit Strategies, Divestitures, Due Diligence support, Pre/Post Merger integration, Organizational Design/Cost restructuring projects, Talent matters and building (or transforming) ...see mor

Chairman/CEO
Revolution Analytics (now Microsoft Advanced Analytics)
Feb 2012 – Oct 2015 · 3 yrs 9 mos
Palo Alto/Mountain View, California and Redmond, Washington

Chairman & Chief Executive Officer for the leader in Open Source (Advanced) Analytics. Joinec the Board in late 2011 before agreeing to step in as CEO in February 2012. Successfully closed a $20M round of Financing 9 months later and transformed the companies Products and Services over the next two years. Results included achieving a 10X improvement in S ...see mor

Global Managing Director
Accenture
Jan 1984 – Jan 2012 · 28 yrs 1 mo
Dallas/Fort Worth Area

Various leadership roles including Global Managing Director for Accenture Analytics, the CRM Service Line and the High Tech Industry. As well as P & L responsibilities for various Operating entities. The largest of such being the North America Communications, Media & High Tech Operating Unit with ~ $2B in annual revenues at the time. Client responsibilities incl ...see mor

Education

US Naval Academy
Bachelor of Science (B.Sc.), Management and Technology
1975 – 1979

Volunteer experience

Chairman/Board Director
Aidmatrix Foundation
Jul 2001 – Dec 2014 • 13 yrs 6 mos

Leveraging Technology to provide Humanitarian Aid and Disaster Relief

Board Member/Advisor

Rich Family Foundation

Dec 2014 – Present • 6 yrs 1 mo

Children

Devoted to Cancer Research, Education and Child Advocacy

Board Member

U.S. Naval Academy Foundation

Apr 2018 – Present • 2 yrs 9 mos